INVEST IN **SHEPERD - DECISION AI THAT'S PERSONAL**

A people-powered decision AI for making better decisions without all the work


Sheperd
Decision AI That's Personal

sheperd.com New York

LEAD INVESTOR



Juan Gutierrez

This is a world class team working on something leveraging AI in a way that helps us get out of our own when making important decisions. Many products in the market lean on AI as novelty or as a way to remain relevant. Sheperd instead uses this new tool in a very focused manner to facilitate the promise of AI - objectively improving our lives. Having previously worked with some of the founders, there's no doubt in mind of this teams tenacity to succeed in manifesting their vision of the future of decision making.

Invested $5,000 this round

Highlights

1. Validated Massive Value Prop: of 20,000 visitors tested - 70% converted to active users
2. Unheard Levels Of Engagement: 10% of visitors answered on average 90 questions
3. Proven Team: founding team has a deep history of working together on venture-scale tech products
4. Personally Relevant: invest in something you'll actually want to use!
5. Huge Opportunity: Market size of over $100 billion
6. Proprietary Zero-Party Data: data will be what wins in the AI startup war - and we have the best

Our Team



Michael Bifolco

Chief Executive Officer

Mike has worked in product and engineering for nearly 20 years, has founded multiple companies, is the inventor on 6 AI related patents, and is a mentor for the Techstars Detroit 2023 cohort.



Carolina Di Tella
Chief Scientific Officer

Carolina has a bachelor's in economics and a Ph.D. in neuroscience from New York University, where she specialized in neuroeconomics and social decision-making.



Federico Alvarez Chief Technical Officer

With 10 years of experience as a full-stack software engineer and development manager, Fede brings a diverse set of expertise in management, system architecture, and application development.



Hernán Carrizo Lead Software Architect

Why We're Building Sheperd & The Paradox of Information

Search Google for "What car should I buy?" and you'll get over 7 billion results.

Yet, with all this information, using the Internet to make shopping decisions has only gotten more time-consuming and frustrating.

Internet tools like Google and ChatGPT are built from the ground up to simplify access to vast amounts of information in a universally common way. No matter who you are, if you ask the same question, you'll get the same answer, personalization is an afterthought - that's why you're still seeing ads for the air fryer you bought a month ago.

So what do we do? The best (and only) way we have is to battle through the noise for those people who've already done the work, and made the same decision — reviewers, message boards and influencers.

And yet, we still end up spending 3 months researching a 3-day vacation.

It's not enough just to have access to information - because if you think about it, we really don't know who is providing that information.

- *Are they trustworthy?*
- *Qualified?*
- *Being paid?*
- *Care about the same things as me?*

One thing you do know is that the more similar that reviewer/advisor/influencer is to you, the more likely the advice they are providing is fitting and helpful.

In the end, what we're all really searching for - and what we need - are the right people to listen to in order to make the best buying decision. That's how people are built to make decisions.

And that's how and why we built Sheperd - a sophisticated AI-powered app that provides more fitting and trustworthy buying recommendations based on the decisions and satisfaction of people just like you.

Invest in making your life easier - invest in Sheperd

Why it is a good investment.

It's a tool for any shopping occasion

We've identified at least 18 verticals where Sheperd can have a massive impact, including auto, travel, home buying, electronics and retail. This means you'll have a one stop shop for every decision.

It's getting traction

- Amazing user activation: Over 70% of visitors became active users
- Incredible engagement: Those users, on average, spent 8 minutes onsite answering 25 questions
- Unbelievable Super Users: 10% of visitors spent, on average, 20 minutes answering 90 questions from all 11 surveys

It's a big market

We'll monetize our experience by integrating into the existing affiliate market which already spends over $100 Billion acquiring customers

It's defensible

- Network Effects: Sheperd is designed to take advantage of both data and user network effects. The cost of switching platforms is prohibitively high, and ultimately the platform with the most users/data will be able to have the best models and thus deliver the most value.
- Entry Friction: Incumbent competition will be unable to duplicate our value prop or trusting relationship with the consumer; their business model (advertising) incents them to favor their customers (clients) over users.

It's run by a great team

Before starting Sheperd, Fede and Mike had worked closely together for 6 years at **Ordergroove**, a SaaS subscription software company in New York. They even share **a few patents** related to AI systems born out of projects they spearheaded there.

Additional Information

What's been built so far?

Live prototype:

https://www.sheperd.com -*best viewed on mobile*

Demo of live prototype:


Sheperd Demo
DECISION AI
THAT'S PERSONAL
Get Started
We find people in our community with the same wants & needs.
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Please note: the prototype is not a complete product nor an MVP - it was only intended to test how many questions users would answer. The questions asked and recommendations given are not representative of our technology or strategy.

How will this money accelerate our progress toward key milestones and increase valuation?

The first $50,000: This will up our runway to 12 months to focus on the key milestones needed to take the next step. Those milestones are:

- Recommendation conversion: If our recommendations aren't good, nothing else matters. We'll iterate on our algorithms so that users both recognize the superiority of Sheperd's recommendations and ultimately attribute their final decision to Sheperd.
- Increase user retention: Sheperd specifically focuses on acquiring users in the earliest stages of decision making. We need them to keep coming back until they're ready to decide. We'll iterate on the product in order to provide users with the appropriate experience for their stage while establishing Sheperd as an essential part of the next stage.

Additional Funds Over $50,000: Any additional funds will help speed up the above testing as well as allow us to invest in researching the most efficient next decision vertical to expand into. That research will involve determining where we can make the best recommendations for existing users with the fewest (if not 0) additional questions.

How will the AI work?

While we can't give away all our secrets, we can cover this at a high level. We've spent the last year and a half researching the potential of our approach, speaking

to dozens of experts across many cognitive, behavioral and data science fields.

First, we use existing computational models and assessments to build a decision preference profile for a user. This provides a baseline for our recommendations which will far outperform existing systems on its own.

We then combine data from existing Sheperd users and our own proprietary research to create machine-learning models that tune these profiles - this is the real secret sauce. As our dataset grows we'll be able to continuously optimize the data collection process by asking fewer more 'information-packed' questions that also provide insights across decision verticals. As a high level example, our existing data has already uncovered promising correlations between answers - see the image below

Question: Do you plan to use a luggage hauler on top of or behind your car?
Answer: No

Question	Data Type	Cross Vertical Relevance	Answer
How many children do you live with?	Demographics	True	0
What is your gender?	Demographics	True	She
Which of the following is closest to how you would describe the image of the above hotel room?	Bias Assessment	True	Very-Luxurious
Please indicate the extent to which you agree or disagree with the following statement: I am someone who: Is a good, hard worker	Personality	True	Agree-strongly
Have you been to a dealership?	Car Specific		No
Have you owned or leased any cars in the past?	Car Specific		Yes
Which of the following exterior car colors would you not consider?	Car Specific		Yellow


Sheperd's AI automates this process
We get to know your preferences, and mindset...
Sheperd | 4
Conscious Preferences
Unconscious Preferences
Bias
SAM
SAM'S PROFILE


...to help you make better decisions
Based on users similar to you.
Sheperd | 5
LIN'S PROFILE
ERICA'S PROFILE
STEVEN'S PROFILE
SAM'S PROFILE




Sheperd AI reduces complexity
Accelerating the way ***we make our best decisions***
Sheperd | 9
Sheperd
Sheperd
Sheperd
2022 Ford Bronco

How will we make money

There is an existing affiliate ecosystem that is long established where over $100 billion is spent in the US per year on acquiring customers. We already have numerous affiliate deals in place:

Upstart, Vroom, Caribou, AWL, myAutoloan.com, Insurify


Business model
Lead Subscription Platform
Sheperd creates leads of unprecedented quality
We'll sell product providers a subscription based
self-service leads platform
Sheperd | 8

Market Assumptions

Back To Appendix TOC

Category	Yearly Transactions # Total	% Researched	# Researched	Avg Value	Leads Value	Sources		
Appliances	576,800,000	78%	449,904,000	$34.00	$15,296,736,000	1	-	-
Auto	180,000,000	78%	140,400,000	$200.00	$28,080,000,000	1	-	-
Bicycles	18,000,000	79%	14,220,000	$34.00	$483,480,000	1	-	-
Electronics	800,000,000	76%	608,000,000	$34.00	$20,672,000,000	1	-	-
Furniture	218,181,818	73%	159,272,727	$34.00	$5,415,272,727	1	2	-
Lawn & garden eqpt	16,000,000	69%	11,040,000	$34.00	$375,360,000	1	2	-
Jewelry	21,935,484	73%	16,012,903	$34.00	$544,438,710	1	-	-
Mattresses	36,000,000	79%	28,440,000	$34.00	$966,960,000	1	-	-
Water heaters	9,000,000	94%	8,460,000	$34.00	$287,640,000	1	-	-
Homes	6,500,000	99%	6,435,000	$34.00	$218,790,000	1	2	-
Rentals	20,444,444	99%	20,240,000	$34.00	$688,160,000	-	-	-
Travel	148,000,000	90%	133,200,000	$100.00	$13,320,000,000	1	2	-
Mortgages	8,000,000	80%	6,400,000	$160.00	$1,024,000,000	1	2	-
Car loans	24,000,000	80%	19,200,000	$160.00	$3,072,000,000	1	-	-
Car insurance	43,000,000	80%	34,400,000	$34.00	$1,169,600,000	-	-	-
Life insurance	27,800,000	80%	22,240,000	$50.00	$1,112,000,000	1	2	3
Credit cards	280,000,000	80%	224,000,000	$80.00	$17,920,000,000	1	-	-
Renovations	69935328.62	80%	55,948,263	$34.00	$1,902,240,938	1	-	-

TOTALS	2,503,597,075	1,957,812,893	$57.49	$112,548,678,375	Sheperd

What impact does ChaptGPT have on Sheperd?

The media frenzy around ChatGPT has had an amazingly positive impact on our prospects. In particular:

- It has shattered the long-held assumption that Google search is invulnerable.
- Its inability to answer subjective questions has highlighted its and Google's inability to provide users with the same personalized information that's available from Sheperd
- They've increased the value of our data. No generative AI built on public data will be defensible - only AI with highly proprietary and complementary data will stand out. There isn't a product in existence better positioned to win that arms race than Sheperd.

Quotes from a conversation with ChatGPT:

Can you tell me what car to buy?

As an AI language model, I don't have the ability to provide specific recommendations without knowing more about your needs and preferences. However, I can give you some general advice on what to consider when buying a car:

... it then suggested a number of models ...

Which one would I like to drive better?

As an AI language model, I don't have the ability to determine your personal preferences or which vehicle you would enjoy driving more. However, I can provide you with some information to help you make an informed decision.

What will the future be like with Sheperd?

The year is 2028, and you just found out the batteries on your 10-year-old electric car need to be replaced. You don't know if you should replace them or get a new car - so you ask the advice of your partner, and they say, as they always do, "just ask Sheperd."

You pull out your new iPhone 37a and say into the microphone,: "Hey Sheperd, can you help me decide on what to do with my broken down car?" The phone responds, "Sure, I can help with that. First, let me save your progress from yesterday's research on water heaters... all done. Ok, let's get started. We already know enough about you to help with your car decision. When you bought this

car, you still commuted to work; now that you work from home, your first step should be to consider if you still need a second car."

You proceed to answer surprisingly few questions, and you realize how painful it would be to have to repeat 5 years' worth of information to get the same help from someone else. A few days later, your wife uses her Sheperd account to provide her perspective, and while you both are leaning towards no car - you're not fully confident. You go to the Sheperd community for reassurance - it turns out someone a few towns over had the same situation last year, made the same decision, and has no regrets.

You sell your car and immediately consult Sheperd on the best bikes to buy for you and your partner.

What kind of research have we done?

We've interviewed car dealerships from all over the country to learn about how they use leads and how they make decisions on lead vendors:


Sheperd Dealer Interviews
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Sheperd
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Downloads

Sheperd-pitch.pdf